NO ACT

PE
1-27-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 17 2011
Washington, DC 20549

March 17, 2011

Brandi Galvin Morandi
General Counsel & Corporate Secretary
Equinix, Inc.
One Lagoon Drive
4th Floor
Redwood City, CA 94065

[redacted]

11005951

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-11

Re: Equinix, Inc.
Incoming letter dated January 27, 2011

Dear Ms. Morandi:

This is in response to your letter dated January 27, 2011 concerning the shareholder proposal submitted to Equinix by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equinix, Inc.
Incoming letter dated January 27, 2011

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Equinix may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include proposals sponsored by Equinix seeking approval of amendments to Equinix's restated certificate of incorporation and bylaws. You also represent that the proposal would directly conflict with Equinix's proposals. You indicate that inclusion of the proposal and Equinix's proposals in Equinix's proxy materials would present alternative and conflicting decisions for the company's stockholders and would create the potential for inconsistent, ambiguous, or inconclusive results if the proposal and Equinix's proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Equinix omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Worldwide Corporate Headquarters
One Lagoon Drive
4th Floor
Redwood City, CA 94065

www.equinix.com

+1 650 598 6000 MAIN
+1 650 598 6900 FAX

EQUINIX

January 27, 2011

VIA-EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Equinix, Inc. - Shareholder Proposal of Mr. John Chevedden and Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

Equinix, Inc., a Delaware corporation, is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "**Commission**") that Equinix intends to exclude from its proxy statement and form of proxy for its 2011 annual meeting of stockholders (collectively, the "**2011 Proxy Materials**") a shareholder proposal and supporting statement (together, the "**Proposal**") received from Mr. John Chevedden (the "**Proponent**") for the reasons described below. Equinix respectfully requests that the Staff of the Division of Corporation Finance (the "**Staff**") confirms that it will not recommend any enforcement action against Equinix if it omits the Proposal from the 2011 Proxy Materials.

Equinix is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov pursuant to Staff Legal Bulletin 14D (CF) (November 7, 2008). As notice of Equinix's intention to exclude the Proposal from the 2011 Proxy Materials, a copy of this letter and its attachments are also being sent to the Proponent at the email address provided by Mr. Chevedden. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Equinix intends to file its definitive 2011 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal requests that Equinix's Board of Directors adopt a simple majority vote standard. Specifically, the Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that

calls for a greater than simple majority vote (such as 67%), be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

A copy of the Proposal, as well as any related correspondence from the Proponent, is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(9) because it directly conflicts with proposals to be submitted by Equinix to stockholders at the same meeting.

ANALYSIS

Background

The Proposal seeks to create a "majority of the votes cast for or against" standard for all stockholder voting requirements impacting Equinix that currently call for a greater than simple majority vote. As discussed herein, Equinix's Board has approved proposals it intends to present in the 2011 Proxy Materials to create "majority of shares outstanding" standard for all such stockholder voting requirements.

The Proposal implicates the voting requirements contained in Article X of Equinix's Restated Certificate of Incorporation filed with the Delaware Secretary of State on December 30, 2002 (the "**Restated Certificate**"), as supplemented by the Certificate of Designations of Series A-1 Convertible Preferred Stock filed with the Delaware Secretary of State on December 30, 2002 (as supplemented, the "**Charter**"). The current voting requirements in the Charter and Equinix's proposed amendment thereto to be submitted to its stockholders in its 2011 annual meeting of stockholders, are as follows:

Current: In addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Restated Certificate, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal the provisions of ARTICLE I[1], ARTICLE II[2], and ARTICLE III[3] of this

[1] Specifies the name.

[2] Specifies the registered agent's name and address.

[3] Specifies the nature of the business or purposes to be conducted or promoted.

Restated Certificate. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Restated Certificate, the affirmative vote of the holders of at least sixty-six and two thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of the capital stock of this Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal any provision of this Restated Certificate not specified in the preceding sentence.

Proposed: In addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Restated Certificate, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal any provision of this Restated Certificate.

The Proposal also implicates the voting requirements contained in Section 3.10 and Section 8.1 of Equinix's Amended and Restated Bylaws dated as of December 18, 2008 (the "**Bylaws**"). The current voting requirements in the Bylaws and Equinix's proposed amendments thereto to be submitted to its stockholders in its 2011 annual meeting of stockholders, are as follows:

Section 3.10 Removal.

Current. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Proposed. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 8.1 Amendments.

Current: Subject to the provisions of the Certificate of Incorporation and these Amended and Restated Bylaws, these Amended and Restated Bylaws may be amended, altered, added to, rescinded or repealed at any meeting of the Board of Directors or by the affirmative vote of the holders of at least seventy-five percent (75%) of the Corporation's outstanding voting stock (on an as-converted to Common Stock basis), provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting.

Proposed: Subject to the provisions of the Certificate of Incorporation and these Amended and Restated Bylaws, these Amended and Restated Bylaws may be amended, altered, added to, rescinded or repealed at any meeting of the Board of Directors or by the affirmative vote of the holders of a majority of the Corporation's outstanding voting stock (on an as-converted to Common Stock basis), provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting.

Equinix's Board of Directors (the "**Board**") has unanimously adopted resolutions to approve and recommend to stockholders, and to submit proposals (the "**Equinix Proposals**") to the stockholders at the 2011 annual meeting of stockholders, to (i) adopt the foregoing proposed amendment to Article X of the Charter to reduce the current voting requirement to require the affirmative vote of the holders of a majority of the outstanding shares to amend, repeal or adopt any provision in the Charter, (ii) approve the foregoing proposed amendment to Section 3.10 of the Bylaws to reduce the voting requirement to require the affirmative vote of the holders of a majority of the outstanding shares in order to remove any directors, or the entire Board, from office at any time, but only for cause and (iii) to approve the foregoing proposed amendment to Section 8.1 of the Bylaws to reduce the voting requirement to require the affirmative vote of the holders of a majority of the outstanding shares in order to amend, alter, add to or rescind or repeal the Bylaws.

Discussion

The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Equinix Proposals. Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." In amending Rule 14a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9) with respect to proposals in which votes on both the shareholder proposal and the company's proposal could lead to an inconsistent, ambiguous or inconclusive result. Moreover, the Staff has recently permitted exclusion of shareholder proposals under circumstances substantially similar to the present case. *See, e.g., Alcoa Inc.* (avail. January 12, 2011) (concurring with the exclusion of a shareholder proposal requesting that the company amend its supermajority provisions and adopt a majority of votes cast standard where the company planned to submit proposals to replace its supermajority provisions with a majority of shares outstanding standard); *See also Del Monte Foods Co.* (avail. June 3, 2010); *Caterpillar Inc.* (avail. March 30, 2010); *Allergan, Inc.* (Feb. 22, 2010) ("**Allergan**"); *The Walt Disney Company* (Nov. 16, 2009, *recon. denied* Dec. 17, 2009) (in each case, concurring with the exclusion of a shareholder proposal requesting that the company amend its supermajority provisions to adopt a majority of votes cast standard where the company planned to issue proposals amending the same provisions to adopt a majority of votes outstanding standard).

In Allergan, the Staff concurred in excluding a proposal that is substantially similar to the Proposal received by Equinix. The shareholder proposal in Allergan requested that the board of directors take the steps necessary so that each shareholder voting requirement in Allergan's charter and bylaws that calls for a greater than majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. At the time, Allergan had three supermajority provisions in its certificate of incorporation and none in its bylaws. In response to the shareholder proposal, Allergan expressed its intent to present proposals in its 2010 proxy materials to amend each of the three provisions implicated by the shareholder proposal. However, unlike the shareholder proposal that sought to amend these provisions to require a majority of votes cast standard, Allergan's proposals sought to amend the same provisions to reflect a majority of shares outstanding standard. Thus, Allergan explained that if the shareholder proposal and Allergan's proposals were both included in Allergan's proxy statement, the results of the votes on these proposals could lead to an inconsistent and ambiguous mandate from Allergan's shareholders. In particular, Allergan expressed its concern that in the event of an affirmative vote on both the shareholder proposal and Allergan's proposals, the company would be unable to determine the voting standard that its shareholders intended to support. The staff concurred with Allergan's position and permitted exclusion of the shareholder proposal under Rule 14a-8(i)(9) noting Allergan's representation that "submitting all of the proposals to a vote could result in inconsistent, ambiguous, or inconclusive results."

Much the same as the relevant facts underlying the Allergan letter, Equinix's Charter and Bylaws include supermajority vote provisions and Equinix received a shareholder proposal requesting that the company amend these provisions to require a majority of votes cast standard. Also like Allergan, Equinix's Board has approved proposals it intends to present in the 2011 Proxy Materials to amend the supermajority vote provisions in its Charter and Bylaws to replace them with a majority of shares outstanding standard. Consistent with Allergen and the other precedent cited above, Equinix believes that the inclusion of the Proposal calling for a majority of votes cast standard and the Equinix Proposals calling for a majority of shares outstanding standard would present alternative and conflicting decisions for Equinix's shareholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both the Proposal and the Equinix Proposals were approved. This is because the Proposal and the Equinix Proposals propose different voting standards for the same provisions in the Charter and the Bylaws. Thus, in the event of an affirmative vote on both the Proposal and the Equinix Proposals, Equinix would be unable to determine the voting standard that its shareholders intended to support. Therefore, because the Equinix Proposals directly conflict with the Proposal, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based on the foregoing, Equinix respectfully requests that the Staff concur that it will take no action if Equinix excludes the Proposal from its 2011 Proxy Materials.

Please direct any questions or comments regarding this request to the undersigned at Equinix Inc., One Lagoon Drive, 4th Floor, Redwood City, California 94065 (telephone 650.513.7000; fax 650.513.7909).

Thank you for your consideration.

Very truly yours,

Brandi Galvin Morandi

Brandi Galvin Morandi
General Counsel & Corporate Secretary

Attachments

cc: John Chevedden (via email and facsimile)
Alan Denenberg

Exhibit A

The Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Peter F. Van Camp
Chairman of the Board
Equinix, Inc. (EQIX)
301 Velocity Way 5th Fl
Foster City CA 94404
Phone: 650 513-7000
Fax: 650 513-7900

Dear Mr. Van Camp,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 14, 2010
Date

cc: Brandi Galvin Morandi
Corporate Secretary
Jason Starr <jstarr@equinix.com>
Investor Relations
PH: 650-513-7402

[EQIX: Rule 14a-8 Proposal, December 14, 2010]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote (such as 67%), be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Moderate Concern" in Executive Pay with equity awards not entirely performance-based.

Christopher Paisley, who chaired our 3-person Audit Committee, was marked as a "Flagged (Problem) director" due to his involvement with the board of Brocade Communications Systems, which was delisted due to a violation of exchange regulations.

Steven Clontz, who received $200,000 annually from Equinix and still did not own any stock after 5-years tenure, was 33% of the membership of our 3 most important board committees. Our Nomination Committee had one meeting in a year.

Our board was the only significant directorship for 4 of our 8 directors. This could indicate a significant lack of current transferable director experience.

We had two inside directors and one inside-related director – independence concerns. Our Chairman, Peter Van Camp, attracted our highest negative votes by a wide margin.

We had no independent board chairman, no proxy access, no cumulative voting, no right to act by written consent and no right to call a special meeting. Plus only one yes-vote from our 45 million shares would reelect our current directors – offering little motivation to Peter Van Camp with our highest negative votes.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

December 14, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 40 shares of Equinix Inc. (EQIX) common stock, CUSIP #29444U502, since at least November 25, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289